[redacted]

SECURI 15028132 ON

Washington, D.C. 20549

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SEC FILE NUMBER
8- 48506

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 30 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/14 (MM/DD/YY) AND ENDING 10/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOUGLAS SCOTT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3820 AMERICAN DRIVE, STE 300
(No. and Street)

PLANO	TX	75075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC KELTNER — 972-235-8468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & CO., L.L.P.
(Name – *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPWY, #300	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC KELTNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUGLAS SCOTT SECURITIES, INC., as of OCTOBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

MYRNA SPARKS
Notary Public, State of Texas
Comm. Expires 11-13-2019
Notary ID 125429330

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS SCOTT SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED OCTOBER 31, 2015

DOUGLAS SCOTT SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Director
Douglas Scott Securities, Inc.
Plano, TX

We have audited the accompanying statement of financial condition of Douglas Scott Securities, Inc. (the "Company") as of October 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas Scott Securities, Inc. as of October 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, TX
December 28, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

DOUGLAS SCOTT SECURITIES, INC.

Statement of Financial Condition

October 31, 2015

ASSETS

Cash	$	26,406
Prepaid expenses		1,601
Advances to employees		9,000
Property and equipment		
Net of accumulated depreciation of $22,341		-
Total Assets	$	37,007

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	447
Total liabilities		447
Stockholder's equity:		
Common Stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		20,890
Retained earnings		15,660
Total stockholder's equity		36,560
Total Liabilities and Stockholder's Equity	$	37,007

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Income

For the Year Ended October 31, 2015

Revenues:		
Concession income	$	257,204
Reimbursement income		551,878
Total revenue		809,082
Expenses:		
Salaries and compensation		589,519
Communications		24,672
Occupancy and equipment costs		94,901
Regulatory fees and expenses		39,391
Other expenses		35,180
Total expenses		783,663
Net income before taxes		25,419
Provision for income taxes	$	-
Net Income	$	25,419

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended October 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at October 31, 2014	$ 10	$ 20,890	$ (9,759)	$ 11,141
Net income			25,419	25,419
Balances at October 31, 2015	$ 10	$ 20,890	$ 15,660	$ 36,560

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended October 31, 2015

Balance, October 31, 2014	$	--
Additions		--
Retirements		--
Balance, October 31, 2015	$	--

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended October 31, 2015

Cash Flows from Operating Activities	
Net income	$ 25,419
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	1,505
Change in assets and liabilities:	
Increase in advances to employees	(9,000)
Increase in prepaid expenses	(1,601)
Decrease in accrued expenses	(1)
Net cash provided by operating activities	16,322
Cash Flows from Investing Activities	
Purchase of equipment	(1,505)
Net cash used by investing activities	(1,505)
Cash Flows from Financing Activities	
Net increase in cash	14,817
Beginning cash	11,589
Ending cash	$ 26,406

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an intergral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Douglas Scott Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). All of the Company's concession income is generated through the sale of oil and gas energy development programs for Hill Country Exploration, Inc., respectively ("Affiliate"). The Company's customers are located throughout the United States.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer. Related commission expense is recognized when related concession income is recognized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered of settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The State of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of: (a) 70% of revenue or, (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is considered to be a state income tax for financial reporting purpose.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2015, the Company had net capital of approximately $25,959, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1 . The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Income Taxes

The components of the provision (benefit) for income taxes are as follows:

Current:	
Federal	$3,840
State	-
Total Current	3,840
Deferred:	
Federal	($3,840)
State	-
Total Deferred	(3,840)
Net Current and Deferred Tax Expense	$-

Net operating losses incurred in prior years that may be used to offset future federal taxable income expire as follows:

Year Expiring	
2031	$2,087
2032	18,970
2034	21,647
	$42,704

Significant components of the Company's deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	$6,406
Less: valuation allowance	(6,406)
	$-

Note 3 - Income Taxes, continued

The Company has established a valuation allowance for uncertainties regarding the realization of net deferred tax assets. The valuation allowance decreased $5,670 during the year ended October 31, 2015. Income tax returns are generally subject to examination over the statues of limitations, generally three to four years from the date of filling. The difference between the provision for income taxes and the amount that would result from applying the Federal statutory tax rate to income before provision for income taxes is primarily due to state taxes, nondeductible items, and deferred tax assets not benefited.

Note 4 - Related Party Transactions

All concession income for the year ended October 31, 2015 was earned from sales of partnership interests in programs sponsored by Affiliates. The Company also has expense sharing agreements with these Affiliates whereby they provide office space and incur certain general and administrative expenses for the benefit of the Company. The Company reports these expenses and related reimbursement income in the statement of income.

As described in the preceding paragraph, the Company is economically dependent on Affiliates. The Company's financial position and results of operations could be significantly different if the Company was independent of Affiliates.

Note 5 - Defined Contribution Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees. The Company elected not to make profit sharing or matching contributions for the year ended October 31, 2015.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of

October 31, 2015

Schedule I

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2015

Computation of Net Capital

Total stockholder's equity qualified for net capital		$ 36,560
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		36,560
Deductions and/or charges		
Non-allowable assets:		
Advances to employees	9,000	
Other assets	1,601	($10,601)
Net capital before haircuts on securities positions		25,959
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Net capital		$ 25,959

Aggregate Indebtedness

Items included in statement of financial condition	
Accrued Liabilites	$ 447
Total aggregate indebtedness	$ 447

The accompanying notes are an intergral part of these financial statements.

Schedule I (continued)

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2015

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 30
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 20,959
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$ 19,959
Ratio: Aggregate indebtedness to net capital	0.02 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's Focus II-A Report.

The accompanying notes are an intergral part of these financial statements.

Schedule II

DOUGLAS SCOTT SECURITIES INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of Octoberr 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

The accompanying notes are an intergral part of these financial statements.

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Sole Director
Douglas Scott Securities, Inc.
Plano, TX

We have reviewed management's statements, included in the accompanying exemption report, in which (a) Douglas Scott Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Douglas Scott Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (b) Douglas Scott Securities, Inc. stated that Douglas Scott Securities, Inc. met the identified exemption provisions throughout the period from November 1, 2014 to October 31, 2015 without exception. Douglas Scott Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Douglas Scott Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, TX
December 28, 2015

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

EXEMPTIVE PROVISIONS UNDER RULE 15C3-3

I, Eric Keltner, Executive Vice President and Chief Compliance Officer of Douglas Scott Securities, Inc., do hereby certify and attest that, to the best of my knowledge and belief the following statement is true and correct:

> *Douglas Scott Securities, Inc. is exempt under the provisions §240.15c3- 3(k)(2)(i) and that it meets the identified exemption provision by transmitting all customer funds and delivering all securities received in connection with its activities as a broker or dealer, and effectuating all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"; and that it met this exemption provision throughout the period of November 1, 2014 to October 31, 2015 without exception.*

Douglas Scott Securities, Inc.

By: ______________________

Executive Vice President

DATED: December 17, 2015

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Sole Director
Douglas Scott Securities, Inc.
Plano, TX

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended October 31, 2015, which were agreed to by Douglas Scott Securities, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended October 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not; conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, TX
December 28, 2015

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

WORKING COPY

For the fiscal year ended OCTOBER 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-048506 FINRA OCTOBER
DOUGLAS SCOTT SECURITIES INC
3820 AMERICAN DRIVE, STE 300
PLANO, TX 75075

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ERIC KELTNER (972) 235-8468 X-200

2. A.	General Assessment (item 2e from page 2)	$0.00
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0.00)
C.	Less prior overpayment applied	(669.55)
D.	Assessment balance due or (overpayment)	0.00
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$0.00
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ ______	
H.	Overpayment carried forward $(669.55)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DOUGLAS SCOTT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17TH day of DECEMBER, 20 15.

EXECUTIVE VICE PRESIDENT, CFO, CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 11/01, 20 14 and ending 10/31, 20 15
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 809,082.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	809,082.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ALL OIL & GAS DPP RELATED REVENUES	809,082.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	809,082.00
2d. SIPC Net Operating Revenues	$ 0.00
2e. General Assessment @ .0025	$ 0.00

(to page 1, line 2.A.)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,195,923
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Private Placement Oil & Gas Direct Participation Programs Only (Deductions in excess of $100,000 require documentation)	4,195,923
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,195,923
2d. SIPC Net Operating Revenues	$ 0.00
2e. General Assessment @ .0025	$ 0.00

(to page 1, line 2.A.)

PS&Co.

Padgett Stratemann

Report of Independent Accounting Firm

The Board of Director
The Tidal Company, Inc.
Schertz, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by The Tidal Group, Inc. (the "Company"); the Securities and Exchange Commission; the Financial Industry Regulatory Authority, Inc.; and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by obtaining the check copy for the 2011 payment dated July 14, 2010, payable to SIPC, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Noted no adjustments to be reported on Form SIPC-7.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
January 19, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2835*********************MIXED AADC 220
048809 FINRA DEC
THE TIDAL GROUP INC
5501 MID CITIES PKWY STE 100
SCHERTZ TX 78154-1386

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Peacock 210-659-1446

2. A. General Assessment (item 2e from page 2) $ 0.00

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied - Paid on 07-14-2010 (150.00)

D. Assessment balance due or (overpayment) (150.00)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (150.00)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(150.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Tidal Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 14th day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: